UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934


                    (Amendment No.________)*


                        EarthLink, Inc.
                        (Name of Issuer)


             Common Stock, par value $.01 per share
                 (Title of Class of Securities)


                          270321-10-2
                         (CUSIP Number)


                        August 21, 2001
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

_____ Rule 13d-1(b)

__X__ Rule 13d-1(c)

_____ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 270321-10-2           13G            Page      1     of    5    Pages



1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                           Sprint Corporation
                           IRS Identification No.: 48-0457967

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  ____
                                                        (b)  ____

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

                           Kansas

NUMBER OF      5   SOLE VOTING POWER
SHARES             As of September 30, 2001, 28,614,771 shares of common stock
BENEFICIALLY       based on Sprint's ownership as of that date of 13,252,499
OWNED BY           shares of Series A Convertible Preferred Stock and 16,836,640
EACH               shares of Series B Convertible Preferred Stock. (Assumes the
REPORTING          conversion of these shares into shares of common stock as of
PERSON WITH        such date).

               6   SHARED VOTING POWER
                   0

               7   SOLE DISPOSITIVE POWER
                   As of September 30, 2001, 28,614,771 shares of common stock based on Sprint's owners hip as of that date of 13,252,499 shares of Series A Convertible Preferred Stock and 16,836,640 shares of Series B Convertible Preferred Stock. (Assumes the conversion of these shares into shares of common stock as of such date).

               8   SHARED DISPOSITIVE POWER
                   0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   As of September 30, 2001, 28,614,771 shares of common stock based on Sprint's ownership as of that date of 13,252,499 shares of Series A Convertible Preferred Stock and 16,836,640 shares of Series B Convertible Preferred Stock. (Assumes the conversion of these shares into shares of common stock as of such date).


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*                                       ____

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   16.5%(1) of the common stock outstan ding on September 30, 2001, based on Sprint's ownership as of that date of 13,252,499 shares of Series A Convertible Preferred Stock and 16,836,640 shares of Series B Convertible Preferred Stock. (Assumes the conversion of these shares into shares of common stock as of such date).


   (1) Based on 144,532,868 shares of common stock outstanding as of September 30, 2001, as reported on the Issuer's Form 10-Q for the quarter ending September 30, 2001.



12 TYPE OF REPORTING PERSON*

                                      CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP 270321-10-2                13G            Page      2     of    5    Pages

Item 1(a).  Name of Issuer:

    EarthLink, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     1375 Peachtree Street
     Atlanta, Georgia 30309

Item 2(a).  Name of Person Filing:

    Sprint Corporation

Item 2(b).  Address of Principal Business Office or, if None, Residence:

    2330 Shawnee Mission Parkway
    Westwood, KS 66205

Item 2(c).  Citizenship:

    Sprint Corporation, incorporated under the laws of the State of Kansas

Item 2(d).  Title of Class of Securities:

    Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

    270321-10-2

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

    (a)  ___  Broker or dealer registered under Section 15 of the Exchange Act.
    (b)  ___  Bank as defined in Section 3(a)(6) of the Exchange Act.
    (c)  ___  Insurance company as defined in section 3(a)(19) of the Exchange
              Act.
    (d) ___ Investment company registered under section 8 of the Investment Company Act.
    (e)  ___  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
    (f) ___ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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CUSIP No. 270321-10-2               13G         Page      3     of    5    Pages

    (g) ___ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

    (h) ___ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) ___ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
    (j)  ___  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  __X__


Item 4.  Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned:

    As of September 30, 2001, 28,614,771 shares of common stock based on Sprint's ownership as of that date of 13,252,499 shares of Series A Convertible Preferred Stock and 16,836,640 shares of Series B Convertible Preferred Stock. (Assumes the conversion of these shares into shares of common stock as of such date).

    (b)  Percent of class:

    16.5%(1) of the common stock outstanding on September 30, 2001, based on Sprint's ownership as of that date of 13,252,499 shares of Series A Convertible Preferred Stock and 16,836,640 shares of Series B Convertible Preferred Stock. (Assumes the conversion of these shares into shares of common stock as of such date).


    (1) Based on 144,532,868 shares of common stock outstanding as of September 30, 2001, as reported on the Issuer's Form 10-Q for the quarter ending September 30, 2001.


    (c) Number of shares as to which such person has:

      (i)  Sole Power to Vote or to Direct the Vote:

      As of September 30, 2001, 28,614,771 shares of common stock based on Sprint's ownership as of that date of 13,252,499 shares of Series A Convertible Preferred Stock and 16,836,640 shares of Series B Convertible Preferred Stock. (Assumes the conversion of these shares into shares of common stock as of such date).

      (ii)  Shared Power to Vote or to Direct the Vote:  0

      (iii)  Sole Power to Dispose or to Direct the Disposition:

      As of September 30, 2001, 28,614,771 shares of common stock based on Sprint's ownership as of that date of 13,252,499 shares of Series A Convertible Preferred Stock and 16,836,640 shares of Series B Convertible Preferred Stock. (Assumes the conversion of these shares into shares of common stock as of such date).

      (iv)  Shared Power to Dispose or to Direct the Disposition:  0


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CUSIP No. 270321-10-2            13G            Page      4     of    5    Pages


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following _____.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such
person should be identified.   A listing of the shareholders of an investment
company registered under the Investment Company Act of 1990 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

      N/A

Item  8.   Identification and Classification of Member of the Group.

If a group has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit starting the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

     N/A

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     N/A

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CUSIP No. 270321-10-2             13G           Page      5     of    5    Pages

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      November 27, 2001
                                            Date


                                    /s/ Dennis C. Piper
                                          Signature


                                    Dennis C. Piper, Assistant Treasurer
                                               Name/Title